EXHIBIT 99.1

Endeavour Silver Announces Definitive Agreement to Sell Bolañitos Gold-Silver Mine in Mexico to Guanajuato Silver

VANCOUVER, British Columbia, Nov. 24, 2025 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) announces that it has entered into a definitive share purchase agreement (the “Agreement”) with Guanajuato Silver Company Ltd. (“Guanajuato Silver”) (TSXV: GSVR), pursuant to which Guanajuato Silver will acquire the Bolañitos silver and gold mine (the “Bolañitos Mine”) from the Company for total consideration of up to US$50 million (the “Transaction”), comprised of upfront consideration of US$40 million payable on closing of the Transaction and contingent consideration of an additional US$10 million. The Transaction is expected to close in January 2026.

“As part of our ongoing strategy to create long-term value for our shareholders, the sale of Bolañitos marks a significant milestone in the rationalization of our portfolio,” said Dan Dickson, Chief Executive Officer. “By focusing our resources on our core silver assets, particularly delivering at Terronera and advancing the world-class Pitarrilla project, we are sharpening our operational focus and positioning the company for sustainable growth. We remain committed to maximizing the potential of our silver portfolio and reinforcing our leadership in the sector.”

Transaction Details

Pursuant to the terms of the Agreement, Guanajuato Silver will acquire all of the issued and outstanding shares of Mina Bolañitos, S.A. de C.V. (“Mina Bolañitos”) from affiliates of the Company. Mina Bolañitos holds the Bolañitos Minein Guanajuato, Mexico.

Total consideration payable on closing of the Transaction is US$40 million (the “Base Consideration”), consisting of US$30 million payable in cash and US$10 million payable in common shares of Guanajuato Silver (the “Base Shares”) at a deemed price of US$0.2709413 (C$0.3815) per share, being the volume-weighted average price of Guanajuato Silver’s common shares (“Guanajuato Shares”) on the TSX Venture Exchange (“TSXV”) for the ten consecutive trading days (“10-day VWAP”) immediately preceding the date of the Agreement and converted to United States dollars using the average exchange rate posted by the Bank of Canada on November 20, 2025 (being the business day immediately preceding the date of the Agreement).

In addition to the Base Consideration, Guanajuato Silver will make two contingent payments to Endeavour (the “Contingent Payments”), each being US$5 million, upon the production of two (2) million and four (4) million ounces of silver equivalent from the Bolañitos Mine, respectively. Each Contingent Payment will be satisfied 50% in cash and 50% in Guanajuato Shares (the “Contingent Shares”), subject to the Maximum Percentage (as defined herein).

The Contingent Shares will be issued at a deemed price per Contingent Share (the “Contingent Share Issue Price”) equal to the greater of (i) the 10-day VWAP of the Guanajuato Shares on the TSXV as at the applicable milestone payment date (the “Market Price”), and (ii) the minimum price permitted by the TSXV after giving effect to the maximum discount permitted thereby, in each case converted to United States dollars using the average exchange rate posted by the Bank of Canada on the business day immediately preceding the applicable milestone payment date. If applicable, Guanajuato Silver will make an additional cash payment to the Company equal to any aggregate shortfall in value between the Market Price and the Contingent Share Issue Price with respect to each Contingent Payment.

The number of Contingent Shares issuable to Endeavour is subject to a maximum ownership percentage of 9.9% of the issued and outstanding Guanajuato Shares (the “Maximum Percentage”). In the event that an issuance of Contingent Shares would result in the Company and its affiliates holding more than the Maximum Percentage, any remaining unpaid portion of the contingent payment amount (after issuing Contingent Shares up the Maximum Percentage) will be payable in cash.

In connection with the Transaction, Endeavour and Guanajuato Silver will enter into an investor rights agreement (the “Investor Rights Agreement”) at closing which will include, among other things, participation rights in favour of the Company. Pursuant to the Investor Rights Agreement, the Company has also agreed to vote its Guanajuato Shares in accordance with recommendations of the Guanajuato Silver board of directors in respect of general matters for a period of 12 months and to certain restrictions on transfer on the Base Shares issuable pursuant to the Agreement. All Base Shares will be subject to voluntary restrictions on transfer for a period of 12 months, after which 50% of the Base Shares will be subject to restrictions for an additional two years.

Closing of the Transaction remains subject to the satisfaction or waiver of customary closing conditions, including, among other things, receipt of all required regulatory approvals and entry into the Investor Rights Agreement. The Agreement provides for a reciprocal termination fee of US$2.5 million (the “Termination Fee”), payable by Endeavour or Guanajuato Silver in certain circumstances. The Termination Fee may be satisfied either (i) entirely in cash or, at the election of the applicable payor, (ii) by paying US$1 million in cash and settling the remaining US$1.5 million through the issuance of common shares of the payor, subject to stock exchange approval. Any such shares will be issued at a deemed price equal to the 10-day VWAP on the applicable exchange as of the termination date, converted to U.S. dollars using the Bank of Canada’s average daily exchange rate on the business day immediately preceding the termination date.

The Company did not pay any finders' fees in connection with the Agreement.

About Endeavour Silver – Endeavour is a mid-tier silver producer with four operating mines in Mexico and Peru and a robust pipeline of exploration projects across Mexico, Chile, and the United States. With a proven track record of discovery, development, and responsible mining, Endeavour is driving organic growth and creating lasting value on its path to becoming a leading senior silver producer.

For Further Information, Please Contact
Allison Pettit
Vice President Investor Relations
Email: apettit@edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding the Transaction, including the terms of the Transaction, the Contingent Payments and related production requirements, the expected closing date, the receipt of required regulatory approvals, and the satisfaction of closing conditions, including entry into the Investor Rights Agreement, the Company’s intended areas of focus, including with respect the Terronera and Pitarrilla projects, the creation of long-term value for shareholders, maximizing the potential of the Endeavour’s silver portfolio and the future growth of the Company . The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to unexpected changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; fluctuations in the prices of silver and gold; fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar, Peruvian sol, and U.S. dollar); fluctuations in interest rates; effects of inflation; changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada, Peru and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as properties are mined; risks in obtaining necessary licenses and permits; and challenges to the Company’s title to properties; as well as those factors described in the section “Risk Factors” contained in the Company’s most recent Form 40-F and Annual Information Form and the applicable prospectus supplement filed respectively with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecasted mine economics, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.